Exhibit 5.2

September 19, 2019

Dear Sirs:

Cenovus Energy Inc.

Reference is made to the short form base shelf prospectus (the “Prospectus”) forming part of the Registration Statement on Form F-10 filed by Cenovus Energy Inc. with the U.S. Securities and Exchange Commission.

We hereby consent to the references to our firm name in the Prospectus under the headings “Enforceability of Civil Liabilities” and “Legal Matters” and to the reference to our advice under the heading “Enforceability of Civil Liabilities.” In giving such consent, we do not acknowledge that we come within the category of persons whose consent is required by the U.S. Securities Act of 1933, as amended, or the rules and regulations thereunder.

Yours truly,

/s/ Blake, Cassels & Graydon LLP

Blake, Cassels & Graydon LLP